Press Release


[Graphic Omitted] Ahold


                                                                Royal Ahold
                                                                Public Relations


                                                         Date:  June 25,2003
                                          For more information: +31 75 659 57 20







Tops Markets CEO tenders resignation

Zaandam, The Netherlands, June 25, 2003 - William Grize, president and CEO of Ahold USA, announced today that he has accepted the resignation of Frank Curci, effective immediately. Curci, who served as president and CEO of Tops Markets, LLC since 2000, was transitioning to a new role as chief operating officer at Giant Food of Landover, Maryland.

In May, Ahold announced that through an internal audit, accounting irregularities for the year 2002 were discovered at Tops. In Curci's role as CEO he held responsibility for oversight and control of the business. As such, Curci and Grize determined it was not appropriate for him to assume his new role at Giant-Landover and therefore Curci tendered his resignation. Curci had been with Ahold serving in a variety of positions for eight years.

Max Henderson has assumed the role of executive vice president and general manager at Tops, reporting to Tony Schiano, president and CEO of Giant Food Stores, another Ahold USA company. Giant-Landover does not plan to fill the chief operating officer position at this time.


Ahold Corporate Communications: +31.75.659.5720


                                                   Albert Heijnweg 1, Zaandam
                                                   P.O. Box 3050,1500 HB Zaandam
                                                   The Netherlands
                                                   Phone:   +31 (0)75 659 5720
                                                   Fax:     +31 (0)75 659 8302
http://www.ahold.com